Exhibit 99.77(l)

ITEM 77I – Terms of New or Amended Securities

Effective May 1, 2015, Class Z shares were added to each Voya Index Solution Portfolio. Class Z shares are offered without a sales charge and are not subject to a shareholder servicing fee payable pursuant to the Servicing Plan or distribution fee payable pursuant to the Rule 12b-1 Plan.

On May 28, 2015, Class S2 shares of VY® Fidelity® Mid Cap Portfolio were liquidated.